EXHIBIT 5.3

CONSENT

In connection with the filing of Turquoise Hill Resources Ltd.’s preliminary short form prospectus, dated November 14, 2013, all supplements thereto and all documents incorporated by reference therein (collectively, the “Prospectus”) and the registration statement on Form F-10, dated November 14, 2013, and any amendments thereto, including any post-effective amendments (collectively, the “Registration Statement”), we hereby consent to the use of our name in the Prospectus and the Registration Statement in the sections entitled “Certain Canadian Federal Income Tax Considerations”, “Enforceability of Civil Liabilities” and “Legal Matters.”

This letter is solely for your information in connection with the registration of the securities covered by the Registration Statement and is not to be referred to in whole or in part for any other purpose.

Yours truly,

/s/ Norton Rose Fulbright Canada LLP
Norton Rose Fulbright Canada LLP

Date: November 14, 2013